CORPORATE OWNED INCENTIVE LIFE
$1,500,000 FACE AMOUNT

MALE, ISSUE AGE 45, GUARANTEED ISSUE NON-TOBACCO USER UNDERWRITING RISK CLASS

OPTION A DEATH BENEFIT

PLANNED ANNUAL PREMIUM FOR POLICY YEARS 1-7: $70,084
USING CURRENT CHARGES, 6% GROSS INTEREST RATE
USING THE CASH VALUE ACCUMULATION TEST

THE TABLE BELOW SHOWS THE MONTHLY PROGRESS OF THE POLICY ACCOUNT VALUE, THE CASH SURRENDER VALUE, AND THE DEATH BENEFIT FROM BEGINNING TO END OF YEAR 5. THE POLICY ACCOUNT VALUE AT THE END OF YEAR 4 IS $271,074.54.

                                                 BEGINNING OF       BEGINNING OF
                       BEGINNING OF MONTH       MONTH ENHANCED       MONTH DEATH     GROSS PREMIUM
  YEAR      MONTH     POLICY ACCOUNT VALUE          AMOUNT             BENEFIT            PAID         NET PREMIUM
--------- ---------- ------------------------ ------------------- ------------------ --------------- -----------------
   5         49            $ 271,074.54          $ 30,615.72        $ 1,500,000.00     $ 70,084.00     $ 66,439.63
   5         50            $ 338,231.92          $ 29,730.20        $ 1,500,000.00     $       -       $       -
   5         51            $ 338,952.40          $ 30,046.51        $ 1,500,000.00     $       -       $       -
   5         52            $ 339,675. 63         $ 30,362.81        $ 1,500,000.00     $       -       $       -
   5         53            $ 340,401.62          $ 30,679.12        $ 1,500,000.00     $       -       $       -
   5         54            $ 341,130.38          $ 30,995.42        $ 1,500,000.00     $       -       $       -
   5         55            $ 341,861.90          $ 31,311.73        $ 1,500,000.00     $       -       $       -
   5         56            $ 342,596.22          $ 31,628.03        $ 1,500,000.00     $       -       $       -
   5         57            $ 343,333.33          $ 31,944.34        $ 1,500,000.00     $       -       $       -
   5         58            $ 344,073.26          $ 32,260.64        $ 1,500,000.00     $       -       $       -
   5         59            $ 344,816.00          $ 32,576.95        $ 1,500,000.00     $       -       $       -
   5         60            $ 345,561.58          $ 32,893.25        $ 1,500,000.00     $       -       $       -


                                                             COST OF           NET           END OF MONTH
                      ADMINISTRATIVE      MORTALITY &       INSURANCE       INVESTMENT      POLICY ACCOUNT
  YEAR      MONTH         CHARGE         EXPENSE CHARGE       CHARGE         EARNINGS           VALUE
--------- --------- ------------------ ----------------- --------------- --------------- -------------------
   5         49         $ 415.00            $ 98.32         $ 117.27        $ 1,348.33      $ 338,231.92
   5         50         $ 415.00            $ 98.53         $ 117.19        $ 1,351.21      $ 338,952.40
   5         51         $ 415.00            $ 98.74         $ 117.12        $ 1,354.09      $ 339,675.63
   5         52         $ 415.00            $ 98.95         $ 117.05        $ 1,356.98      $ 340,401.62
   5         53         $ 415.00            $ 99.16         $ 116.97        $ 1,359.89      $ 341,130.38
   5         54         $ 415.00            $ 99.38         $ 116.90        $ 1,362.81      $ 341,861.90
   5         55         $ 415.00            $ 99.59         $ 116.83        $ 1,365.73      $ 342,596.22
   5         56         $ 415.00            $ 99.80         $ 116.75        $ 1,368.67      $ 343,333.33
   5         57         $ 415.00            $100.02         $ 116.68        $ 1,371.62      $ 344,073.26
   5         58         $ 415.00            $100.23         $ 116.60        $ 1,374.58      $ 344,816.00
   5         59         $ 415.00            $100.45         $ 116.53        $ 1,377.55      $ 345,561.58
   5         60         $ 415.00            $100.67         $ 116.45        $ 1,380.54      $ 346,309.99


                                        END OF MONTH CASH
  YEAR      MONTH     ENHANCED AMOUNT    SURRENDER VALUE
--------- --------- ------------------ -------------------
   5         49         $ 29,730.20        $ 367,962.12
   5         50         $ 30,046.51        $ 368,998.91
   5         51         $ 30,362.81        $ 370,038.44
   5         52         $ 30,679.12        $ 371,080.74
   5         53         $ 30,995.42        $ 372,125.80
   5         54         $ 31,311.73        $ 373,173.63
   5         55         $ 31,628.03        $ 374,224.25
   5         56         $ 31,944.34        $ 375,277.67
   5         57         $ 32,260.64        $ 376,333.90
   5         58         $ 32,576.95        $ 377,392.95
   5         59         $ 32,893.25        $ 378,454.83
   5         60         $ 33,209.56        $ 379,519.55

CALCULATION OF DEATH BENEFIT:

Under Option A, the Death Benefit is level and equal to the Face Amount. Under Option B, the Death Benefit is equal to the Face Amount plus the Policy Account Value, including the Enhanced Amount. Under either Option, a higher Alternative Death Benefit may apply if the value in the policy reaches certain levels relative to the Face Amount. The Alternative Death Benefit is calculated by multiplying the Policy Account Value, including the Enhanced Amount, by a percentage specified in the policy. For example, in the beginning of policy month 49, using the Cash Accumulation Test, the percentage is 302.4%. For this example, the Death Benefit is the maximum of $1,500,000 and 302.4%* ($271,074.54 + $30,615.72) =$912,311.34. Therefore, the Death Benefit is $1,500,000.

CALCULATION OF NET PREMIUM:

The Net Premium equals the Gross Premium paid less the premium charge, charge for state and local tax expenses, and the charge for federal taxes. The premium charge is 2.25% (4.5% for Oregon and Puerto Rico) of each premium payment on the guaranteed basis. Currently we reduce this charge to 0% (2.25% for Oregon and Puerto Rico) starting in policy year 8. The charge for federal income taxes is 1.25% of each premium payment. This illustration is based on a charge for state and local tax expenses of 1.7% and the premium charge for policies issued in the jurisdictions other than Oregon and Puerto Rico. The policy has annual premium of $70,084 in policy years 1 to 7. In the fifth year the total charges as a percentage of premium for premium charge, the charge for state and local tax expenses, and the charge for federal taxes is ( 2.25%+1.7%+1.25%), or 5.2%. Therefore, the Net Premium = Gross Premium *(1-.052) = $70,084*(1-.052) = $66,439.63

CALCULATION OF CHARGES:

The Monthly Administrative Charge is $15 on a guaranteed basis and $10 on a current basis. We also charge an additional amount per $1,000 of initial Base Policy Face Amount every month during the first twenty policy years. The per $1,000 charge also applies to any increase in the Base Policy Face Amount for 20 years following the increase. The per $1,000 charge rate varies by the insured's issue age or insured's attained age at the face amount increase. The Monthly Administrative Charge in year 5 is equal to $10 per policy plus $0.27 per $1,000 of Face Amount, or $10+$0.27*$1,500,000/$1000 = $415.00.

The Mortality and Expense Risk Charge is deducted from the Policy Account Value each month. On guaranteed basis, the maximum charge is 0.50% (annual rate) of the value in our variable investment options in policy years 1 through 10 and 0.35% in years 11 and later. On current basis, we are charging 0.35% (annual rate) in years 1 through 10, and 0.10% in years 11 and later. For this example, it is assumed that 100% of the Policy Account Value is invested in our variable investment options. Therefore, in policy month 49, the guaranteed Mortality and Expense Risk Charge is (0.0050/12)*($271,074.54+$66,439.63-$415.00) = $140.46.
The current Mortality and Expense Risk Charge is (0.0035/12)*($271,074.54+$66,439.63-$415.00) = $98.32.

The current Monthly Cost of Insurance Charge is determined by multiplying the current Cost of Insurance rate by the amount we have at risk under the policy. The Cost of Insurance rate varies depending on the specifics of the policy and the policy year. The maximum rates charged are set forth in the policy. The amount at risk is the difference between (a) the Death Benefit and (b) the then Total Account Value under the policy. For example, in policy month 49, the current Monthly Cost of Insurance rate is 0.00010083. Therefore, the Cost of Insurance Charge is 0.00010083 * ($1,500,000 - ($271,074.54 + $66,439.63 -
$415.00 - $98.32))= $117.27 On a guaranteed basis, the maximum monthly rate for this insured is 0.0002575 and the maximum Cost of Insurance Charge would be 0.0002575*($1,500,000-($271,074.54+$66,439.63-$415.00-$98.32)) = $299.47.

CALCULATION OF NET INVESTMENT EARNINGS:

This illustration assumes that all of the Account Value is invested in Portfolios that achieve investment returns at a constant hypothetical gross annual rate of 6% (i.e., before any investment management fees, and other expenses of all of the underlying Portfolio assets). The net rate of return takes into consideration investment management fees equivalent to an annual charge of 0.51% and an assumed average asset charge for all other expenses of the underlying Portfolios equivalent to an effective annual rate of 0.52%. After the deduction of the arithmetic average of the investment management fees and other expenses of all of the underlying Portfolios, the corresponding net annual rate of return would be 4.91% The net annual rate of return does not reflect the Mortality and Expense Risk Charge or other charges we deduct from the policy's value each month. However, the policy values shown above do reflect all charges. The net annual rates of return on a current basis and on a guaranteed basis are equal.

The monthly Net Investment Earnings is the monthly net rate of return times the Policy Account Value. The monthly net rate of return for this illustration is 0.4002376% The Net Investment Earnings in policy month 49, for example, is (0.4002376%)*($271,074.54+$66,439.63-$415.00-$98.32-$117.27) = $1,348.33.

If the gross annual rate of return were 0%, the net annual rate of return would be -1.03%. Similarly, if the gross annual rate of return were 12%, the net annual rate of return would be 10.85%

CALCULATION OF POLICY ACCOUNT VALUE:

The end of month Policy Account Value is equal to the beginning of month Policy Account Value plus the Net Premium, less Charges, plus Net Investment Earnings. For example, in policy month 49, the end of month policy account value is $271,074.54+$66,439.63-$415.00-$98.32-$117.27+$1,348.33 = $338,231.92.

CALCULATION OF CASH SURRENDER VALUE:

An Enhanced Amount is added to the Account Value if the policy is surrendered during the first 14 policy years. The Cash Surrender Value is the Policy Account Value plus the Enhanced Amount. The Enhanced Amount is a function of the cumulative premium related charges and per $1,000 charges. For example, in policy month 49, the Enhanced Amount for this illustration is $29,730.20. The Cash Surrender Value at the end of policy month 49 is $338,231.92+$29,730.20 = $367,962.12.

CALCULATION DIFFERENCES IN OTHER YEARS:

- Death Benefit: In later years, the Policy Account Value may become large enough such that the higher Alternative Death Benefit would apply and thus increase the Death Benefit payable.

-  Monthly Charges:

   - The Monthly Administrative Charge is the same in years 1 through 20, and in years 21 and later. The calculation of the charges in years 1 through 10, and years 11 and later is described above.

   - The Mortality and Expense Risk Charge depends on the Mortality and Expense Risk Charge rate and the amount of the Policy Account Value invested in our variable investment options. As described above, the current Mortality and Expense Risk Charge Rate is different in years 1 through 10, and years 11 and later. If the Policy Account Value invested in our variable investment options grows, the Mortality and Expense Risk Charge deducted will be higher.

   - As described above, the Monthly Cost of Insurance Charge depends on the Cost of Insurance Rate and the amount we have at risk under the policy. The Cost of Insurance Rate generally increases from one policy year to the next. This happens automatically because of the insured person's increasing age. The amount we have at risk under the policy may increase or decrease over time. If the amount we have at risk under the policy increases, the Monthly Cost of Insurance Charge will increase.

- Net Investment Earnings: The monthly Net Investment Earnings is the monthly net rate of return times the Policy Account Value. The monthly net rate of return does not vary by year for this illustration. If the Policy Account Value increases or decreases, the Net Investment Earnings will increase or decrease, respectively.

- Policy Account Value: The calculation of the Policy Account Value does not vary by year. The Policy Account Value will increase or decrease over time depending on the Net Premiums paid, the Charges deducted, and the Net Investment Earnings.

- Enhanced Amount: The Enhanced Amount is calculated as a percentage of the cumulative premium related charges and per 1,000 charges. The percentage is the highest in policy year 1 and graded down to 0 in year 15 and later. The Enhanced Amount in certain policy year is generally higher when higher gross premiums have been paid or the policy has increased face amount. The Enhanced Amount is 0 for policy years 15 and later.

- Cash Surrender Value: The Cash Surrender Value is the Policy Account Value plus the Enhanced Amount. After year 14, the Cash Surrender Value will be equal to the Policy Account Value.